Exhibit 99.1

St. John's, NL – May 7, 2026

FORTIS INC. SHAREHOLDERS APPROVE ELECTION OF DIRECTORS,

APPOINTMENT OF AUDITORS, AND SAY ON PAY

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) announced the voting results from its Annual Meeting of Shareholders held today. Shareholders voted in favour of all items of business before the meeting, including electing the nominated directors, appointing Deloitte LLP as the Corporation's auditors, and approving the non-binding advisory vote regarding the Corporation's approach to executive compensation.

Election of Directors

Fortis shareholders elected the following 12 individuals to the Board to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Pierre J. Blouin	296,260,165	98.44	4,680,131	1.56
Lawrence T. Borgard	299,865,101	99.64	1,075,195	0.36
Maura J. Clark	297,628,392	98.90	3,311,905	1.10
Margarita K. Dilley	298,968,757	99.34	1,971,539	0.66
Julie A. Dobson	290,443,338	96.51	10,496,958	3.49
Lisa L. Durocher	298,867,190	99.31	2,073,106	0.69
Mary C. Hemmingsen	300,559,988	99.87	380,308	0.13
David G. Hutchens	299,974,476	99.68	965,820	0.32
Gregory E. Knight	299,255,049	99.44	1,685,247	0.56
Gianna M. Manes	292,480,056	97.19	8,460,240	2.81
Don R. Marchand	299,278,752	99.45	1,661,544	0.55
Jo Mark Zurel	295,531,436	98.20	5,408,860	1.80

1

Appointment of Auditors

Shareholders of the Corporation approved the appointment of Deloitte LLP as the Corporation's auditors to hold office until the close of the next Annual Meeting of Shareholders.

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
306,408,822	99.78	677,311	0.22

Say on Pay

Shareholders approved the non-binding advisory vote regarding the Corporation’s approach to executive compensation (“Say on Pay”).

# Votes For	% Votes For	# Votes Against	% Votes Against
286,352,999	95.15	14,587,292	4.85

About Fortis

Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2025 revenue of $12 billion and total assets of $77 billion as at March 31, 2026. The Corporation's 9,900 employees serve utility customers in five Canadian provinces, ten U.S. states and the Cayman Islands.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com

2